Exhibit 99.1

Independent Bank Corp. Analyst Call August 6, 2014

PARTICIPANTS
Corporate Participants

Chris Oddleifson – President, Chief Executive Officer & Director, Independent Bank Corp. (Massachusetts)
Robert D. Cozzone – Chief Financial Officer and Treasurer, Independent Bank Corp. (Massachusetts)
Other Participants

Travis Lan – Analyst, Keefe, Bruyette & Woods, Inc.
Taylor Warren Brodarick – Analyst, Guggenheim Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the Independent Bank Corp. Acquisition of Peoples Federal Bancshares Inc. Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions]. Please note, this event is being recorded.

In this call, we will make forward-looking statements regarding future events including our expectations regarding Independent Bank Corp’s proposed merger with Peoples Federal Bancshares Inc. We caution you to consider the important risk factors that could cause actual results to differ materially from those in the forward-looking statements made on this call. These factors include, but are not limited to the satisfaction of closing conditions, including approval of the merger by Peoples Federal shareholders and bank regulatory authorities.

Additional risk factors are described in our joint press release and Independent’s Annual Report on Form 10-K for the year-ended December 31, 2013, in Peoples Federal’s Annual Report on Form 10-K for the year-ended September 30, 2013 and in Independent’s and People Federal’s other filings with the SEC. We caution you against unduly relying upon any forward-looking statements and disclaim any intent to update publicly any forward-looking statements, whether in response to new information, future events or otherwise.

I would now like to turn the conference over to Chris Oddleifson. Please go ahead.

Chris Oddleifson, President, Chief Executive Officer & Director

Good morning, everyone and thank you for joining us this morning to talk about the latest exciting development in the Rockland Trust story. With me is Rob Cozzone, our Chief Financial Officer and

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Mark Ruggiero, our Controller and Chief Accounting Officer. We are delighted to announce our agreement to acquire Peoples Federal Bancshares. This is a terrific transaction for us in which the strategic fit couldn’t be any better. The underlying economics are solid as well. Rob and I will be speaking to the presentation slides that accompany this announcement as found on our Investor Relations website at www.rocklandtrust.com.

So, I’ll now turn to the Slide 2 which is the strategic rationale slide that lays out the strategic rationale for the transaction. Now the strategic rationale is both simple and compelling. This step really moves the needle on our presence in the highly desirable Boston Market. As you know, we’ve been steadily making forays in and around Boston via prior acquisitions and de novo initiatives. This transaction accelerates that progress by giving us our first branch presence in Boston proper along with greater access to an attractive customer base. It’s also a financially appealing transaction as it is earnings accretive, with a solid IRR under very reasonable assumptions that still leaves us with a strong capital position. Adding to its appeal is that it’s expected to be modestly accretive to tangible book value per share and Rob will be covering the financial details and assumptions shortly.

It must be emphasized that Peoples Federal is an excellent community bank with deep roots in neighborhoods in Boston and a loyal customer base. It is consistently profitable and possesses a very strong balance sheet. We feel our broader product set matches up well with People’s client base especially in the various sub-markets where we see real opportunities in the business banking and investment management side. We are also highly confident for the successful integration of our two companies. We have a proven track record in seamlessly assimilating prior acquisitions, and achieving the expected financial results and we build an operating platform capable of absorbing additional capacity.

Now let’s move on to the next slide, to the slides with the map. So for those of you who are not familiar with Peoples Federal, this slide provides a good snapshot. Headquartered in Brighton, it is one of the important neighborhoods of Boston. Its roots date back over 100 years. The Company’s roots dates back over 100 years. It has eight branches in and immediately around Boston with over $400 million in deposits.

As can be seen on the map, the strong fit with our existing franchise is immediately apparent. It strongly complements our current footprint which blankets Southeastern Massachusetts, north of Boston as well, and further strengthens the key banking corridors from Boston and Providence and Cape Cod. The Peoples financial profile is shown here and Rob will discuss this further in his comments.

Maurice Sullivan, Peoples’ Chairman and CEO; and Tom Leetch, the President and COO and their team have done a great job over the years in building and growing this fine community banking institution and they share our excitement in bringing our two companies together and the potential of a combined entity.

Now moving on to the next slide, titled "Enhanced Presence in Greater Boston." As I said earlier, this transaction really enhances our presence in the Boston market. It gives us our first retail presence within the city, and it nicely complements the new office we opened in Downtown Boston, staffed by commercial lending and investment management professionals. While our physical presence in Boston is recent, we have been quite active as a commercial lender in this market for many years as many of you know, especially in the commercial real estate arena. So we’ll hit the ground running with expertise in these newer markets, which have a large population of small businesses. Our products such as cash management and payroll services are a natural fit with this sector.

Also shown are the specific sub-markets of Boston that Peoples operates in along with their relative market share. This is certainly a competitive market, but as our financial reforms can attest, we have done quite well against the much larger banks, and the smaller community banks. We feel we’re in a the proverbial sweet spot, competitively between those two sectors, in terms of offering a comprehensive product set to our customers while retaining an intense community in customer focus.

Moving on to the next slide, the title "Attractive Markets," and the graphics here display – they vividly capture the attractiveness of the Peoples Federals markets. Median household income, and consumer-related balances are materially higher than the average across our own footprint. This creates a major opportunity for investment management business, especially combined with added branch presence. The much greater density of small business companies, is laid out as well, which I think as our business banking fertile ground for new business generation.

The economic health of the Greater Boston region is quite promising. Its industry mix afforded it greater resiliency than most during the downturn and things now are clearly on the upswing. The metro unemployment rate is below 5%, residential housing prices are steadily rising and the Boston Skyline is dotted with many construction cranes these days. So it’s a good place to be for a combined bank like ours, with lots of business momentum and a brand that’s gaining lots of traction in the marketplace.

Now moving on to the next slide, "INDB Winning Businesses and Opportunities slide." In my mind, an upside to this transaction lies in our ability to successfully bring our expanded services to the markets People serves. As I’ve already touched upon, the opportunities presented to our investment management and commercial banking franchises, which have been a real growth engine for us, we also bring a lot to the table on the consumer banking side too. For example, we have definitely kept pace in the trend towards electronic and mobile banking, which matches up very well with the demographics in banking preferences within the Boston market. We’ve also been successful in marketing our home equity product and we can translate that well too.

Before I ask Rob to comment on the remainder of the slides, I’d like to say that this transaction is made even more attractive, because two of Peoples Federal senior leaders will be joining Rockland Trust. Jim Gavin, the Peoples Federal Chief Lending Officer will be joining our commercial team and Chris Lake, Peoples Chief Financial Officer will be joining us as the Director of the Enterprise Risk Management. Jim and Chris’s talents will be absolutely instrumental for us making this combination a truly powerful one.

Thank you. And now, Rob will take it from here.

Robert D. Cozzone, Chief Financial Officer and Treasurer

Thank you, Chris, and good morning. As Chris described, the partnership with Peoples is another example of a logical extension of our existing franchise via a financially interactive low-risk transaction. Similar to our most recent transactions, Peoples provides us further opportunity to leverage our existing infrastructure. In addition, as Chris stated, it strategically positions us to take even greater advantage of the interactive Boston market.

I will begin on Slide 7, the "Peoples Loan and Deposit Mix." And as portrayed on Slide 7, Peoples loan portfolio was almost $500 million at March 31, 2014. It is primarily made up of residential and commercial real estate. Noteworthy is the fact that almost 40% of the residential real estate portfolio is one to four family investor owned properties. We view this as a positive because unlike traditional residential lending, those types of borrowers often have multiple financing needs. As suggested by the pie chart, meaningful opportunity exists to expand the C&I portfolio with our broader product set and expertise. This is an area People did not have sufficient resources to expand into.

In addition, as we have done with prior acquisitions, we are confident that we can quickly gain traction amongst the Peoples customer base with our home-equity initiative. From a credit perspective, we’ve already completed an in-depth review of the loan portfolio where our third-party loan review firm penetrated more than 40% of the entire Peoples portfolio, including all of the watch list loans. As expected, credit quality is pristine. Over the last five years, annual net charge-offs for Peoples never exceeded 10 basis points of loans and during the last three years, net charge-offs have averaged less than 1 basis point.

Also shown on Slide 7 is Peoples’ deposit base, which was approximately $432 million at March 31, 2014. Demand deposits are currently 14% of the total and we see an opportunity to gradually increase that towards our almost 28% mix, especially as we make inroads on the commercial side.

While Peoples deposit cost is slightly higher than our own, it should be pointed out that it has declined steadily over the past year, reflecting an improved deposit mix. We look forward to introducing our broader capabilities, including mobile banking, intelligent ATMs, cash management and government banking to the Peoples customer base.

I’ll now turn to the following slide, which is Slide 8 and describe specific areas for performance enhancement as a result of the combination. Like many financial institutions with comparable size, Peoples efficiency ratio of approximately 80% reflects the costly banking environment we are all currently subject to. The investments in infrastructure we have been able to make at 10 times their size will allow us to achieve meaningful cost saves as part of the transaction. We are currently estimating cost savings of 45% of the People customer – of the Peoples base.

In additional to a gradual remixing of Peoples deposits, we can use our excess liquidity position to reduce their Federal Home Loan Bank borrowings as we have done on our own books to reduce funding cost and help counter prevailing margin pressure. Also as Chris described, the neighborhoods that People serves are rich with small businesses. We believe by deploying our business banking model with some of our expanded capabilities, such as merchant services and payroll processing, we can further penetrate that valuable segment.

Fees have historically represented less than 10% of Peoples’ total revenue as compared to Independent at over 25%. And again their limited size has impacted the breadth of products they can provide that generate fee income, yet their markets provide significant opportunity for some of those offerings.

In particular, the wealth demographics of Peoples communities, as Chris reviewed and our recently opened Boston investment management office are a natural combination. Branch referrals have proven to be a major source of new business for our investment management business and we expect similar success here. However, we have only included modest revenue synergies in our modeling of the transaction.

Moving onto Slide 9, I will discuss the key terms of the transaction. 60% of the stock of Peoples will be exchanged for 0.5523 shares of Independent stock and 40% will be exchanged for $21.00 in cash. In addition, all stock options will be cashed out at $21.00 price. When applying Independent’s August 4th, closing price of $36.17, the implied transaction value is approximately $131 million or $20.39 per share. The transaction, which is expected to close in the first quarter of 2015, is subject to regulatory approval and approval by the shareholders of Peoples. This transaction value represents 1.23 times People’s tangible book value per share and reflects a core deposit premium of 7.2%, which compares well to the recent transactions of this kind.

And moving onto Slide 10, which is the final slide before the appendix. I will describe our key assumptions and the financial results. Should the transaction close on the first quarter of 2015, we anticipate that it will be $0.02 accretive to 2015 earnings per share and $0.02 and $0.03 accretive thereafter. We also expect the transaction to generate 16% Internal Rate of Return and to be modestly accretive to tangible book value per share.

Key assumptions in determining those results, are the following. As mentioned, by further leveraging our existing infrastructure and given the investments we have already made in the Boston market, we believe we can achieve 45% in cost savings. Total after-tax restructuring charges are estimated at $8.8 million, and these charges are primarily made up of professional fees, employment contracts, severance payments, and system contracts. Given the historical credit performance of the People’s loan book, we have conservatively estimated the credit market at 1% of loans. That compares to a reserve at June 30 of only 0.8%. Core deposit intangible is estimated at 1.75%, and is amortized straight line over 10 years.

In conclusion, I just want to echo Chris’ comments, that this is another important step in the development and growth of the Rockland Trust franchise. We believe this is a very effective use of our shareholder capital, and result in long-term value creation. That concludes my comments. We will now open up the call for questions. Operator?

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And the first question comes from Collyn Gilbert with KBW. Please go ahead.

<Q – Travis Lan – Keefe, Bruyette & Woods, Inc.>: Thanks, guys. This is actually Travis Lan on for Collyn this morning. How are you?

<A – Rob Cozzone – Independent Bank Corp. (Massachusetts)>: Good morning.

<A – Chris Oddleifson – Independent Bank Corp. (Massachusetts)>: Hi, Travis. How are you?

<Q – Travis Lan – Keefe, Bruyette & Woods, Inc.>: Good. Thanks. Just a couple of quick ones. First, are you including restructuring charges in the modest tangible book accretion estimate?

<A – Chris Oddleifson – Independent Bank Corp. (Massachusetts)>: Yes, we are.

<Q – Travis Lan – Keefe, Bruyette & Woods, Inc.>: Okay. And then second, Chris, maybe just give a little bit of background on how the deal came together, whether it was negotiated or a bid process, and maybe just your historical relationship with the Peoples executive team?

<A – Chris Oddleifson – Independent Bank Corp. (Massachusetts)>: Sure. Most importantly it was a process. It was a bid process. We received the usual sort of book of information several months ago and it went through the standard process of letter of interest entering exclusive negotiation period and then the pending agreement negotiation. I have known the principals at Peoples for the last several years, like I’ve known many of the CEOs in the area and we have developed a good relationship, although I think when it came right down to it, it was all about the economics, as it should be.

<Q – Travis Lan – Keefe, Bruyette & Woods, Inc.>: Okay. That’s helpful. And then last one, do you guys just have a sense if Peoples is going to pay another special dividend before the deal closes?

<A – Rob Cozzone – Independent Bank Corp. (Massachusetts)>: We don’t believe that they will pay another special dividend before the deal closes.

<Q – Travis Lan – Keefe, Bruyette & Woods, Inc.>: Okay. Thank you very much.

Operator: [Operator Instructions] The next question comes from Taylor Brodarick with Guggenheim Securities. Please go ahead.

<Q – Taylor Brodarick – Guggenheim Securities LLC>: Great. Thank you. Good morning.

<A – Chris Oddleifson – Independent Bank Corp. (Massachusetts)>: Good morning.

<A – Rob Cozzone – Independent Bank Corp. (Massachusetts)>: Good morning.

<Q – Taylor Brodarick – Guggenheim Securities LLC>: First question on the – I was looking that the opportunities from the incorporated franchise on Slide 6. Now on the commercial banking side, obviously, they’re pretty heavy as their savings bank legacy on the resi mortgage side. Do you anticipate redeploying legacy Rockland Trust personnel to those markets or kind of how you plan to gather momentum on the commercial side there?

<A – Chris Oddleifson – Independent Bank Corp. (Massachusetts)>: Well, very importantly, it was my last comment that Jim Gavin, who is the senior lender at Peoples Federal will be joining Rockland Trust. He is extraordinarily familiar with the markets, has excellent relationships, and armed with additional Rockland Trust capability, we have a great confidence that he’ll be able to lead in expanding the markets. We are also going to provide him with resources to help him with additional staff, but he will be very much at a sort of the lead in that market.

<A – Rob Cozzone – Independent Bank Corp. (Massachusetts)>: And you may have missed in my comments Taylor, but although the pie chart shows residential a very high percentage of the total book, about 40% of that residential book is investor-owned 1-4 family.

<Q – Taylor Brodarick – Guggenheim Securities LLC>: Got it.

<A – Rob Cozzone – Independent Bank Corp. (Massachusetts)>: So, not your typical residential book.

<Q – Taylor Brodarick – Guggenheim Securities LLC>: Okay, perfect. Okay. That’s pretty much – it for me. Thanks guys. I appreciate it.

<A – Chris Oddleifson – Independent Bank Corp. (Massachusetts)>: [indiscernible] (20:24).

Operator: [Operator Instructions] As we have no further questions, this concludes our question-and-answer session. I would like to turn the conference back over to Chris Oddleifson for any closing remarks.

Chris Oddleifson, President, Chief Executive Officer & Director

Thank you very much Gary, and thank you everybody for joining us and we look forward to talking to you again as we report third quarter earnings later in the year. Have a good rest of the week.

Robert D. Cozzone, Chief Financial Officer and Treasurer

Bye.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.